Exhibit 3.1

Fourth Amendment to Sixth Amended and Restated By-Laws of
TESSCO Technologies Incorporated

(Adopted by stockholders as of December 11, 2020)

The first sentence of Section 1.2 of the Sixth Amended and Restated By-Laws now reads as follows:

“Special meetings of the stockholders may be called at any time by the Chairman of the Board, the President (or, in the absence or disability of the President, by any Vice President) or by the Board of Directors, and shall be called by the President at the request in writing of the holders of shares of stock of all classes representing 25% of the aggregate number of votes possessed by the shares of stock of all classes then issued, outstanding and entitled to vote at such meeting.”